भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,.
Washington D.C. 20549
U.S.A.

Date :
05.06.2008
Ref. No.:
CO/S&B/SKT/2008/ 1616

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC
JUN 18 2008
Washington, DC
104

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
SIGNING OF JOINT VENTURE AGREEMENT

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1611 dated 05-06-2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl. as above

SUPPL

PROCESSED
JUL 03 2008
THOMSON REUTERS

08003525

dlw 7/1

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 05-06-2008

Ref. No.:
CO/S&B/SKT/2008/1611

Dear Sir/Madam, **FILE NO. 82.4524**

LISTING AGREEMENT: CLAUSE 36
SIGNING OF JOINT VENTURE AGREEMENT

We advise that the State Bank of India has signed, on 05.06.2008, a Joint Venture Agreement with Societe Generale Securities Services (SGSS), a division of Societe Generale Group, to form a Joint Venture Company which will offer Custody and related services in India. The formation of the Company will be subject to receipt of necessary regulatory clearances/approvals. SBI and SGSS will hold 65 % and 35% respectively of the equity in the new company.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक / S.B.I. शेयर एवं बाण्ड विभाग Shares & Bonds Dept. कारपोरेट केंद्र CORPORATE CENTRE

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date : 13-06-2008

Ref. No.:
CO/S&B/SKT/2008/ 1699

The Securities & Exchange Commission,
Division of Corporate Finance,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 32.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC
Mail Processing
Section

JUN 18 2008

Washington, DC
104

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1689 dated 13th June, 2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
Encl: As Above

भारतीय स्टेट बैंक
State Bank of India

शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date : 13-06-2008
Ref. No.: CO/S&B/SKT/2008/1689

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Central Board of the Bank in its meeting held on the 2nd May, 2008, declared payment of dividend @ Rs.21.50 per share Accordingly, the dividend warrants will be issued and will bear the date of the 9th July, 2008 and will be payable at par at all SBI Core Banking Solution (CBS) branches, irrespective of the amount. The number of CBS branches is above 10,000.

Yours faithfully,

General Manager

भारतीय स्टेट बैंक
State Bank of India

स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
(U.S.A.)

Date : 13.06.2008

Ref. No.:

CO/S&B/SKT/2008/~~1675~~ 1704

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/1675 dated 13.06.2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

State Bank of India

Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax**: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 13.06.2008
Ref. No.: CO/S&B/SKT/2008/1675

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 of the Listing Agreement, we advise that the consequent upon his superannuation, Shri Ananta Chandra Kalita, Workman Director has ceased to be a Director on Bank's Central Board w.e.f. 01.06.2008

Yours faithfully,

General Manager

END